

October 24, 2024

Aaron Saak
President and Chief Executive Officer
Crane NXT, Co.
950 Winter Street, 4th Floor North
Waltham, MA 02451

        Re: Crane NXT, Co.
            Definitive Proxy Statement on Schedule 14A
            Filed April 11, 2024
            File No. 001-01657

Dear Aaron Saak:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Disclosure Review Program